Exhibit (d)(6)

October 28, 2011

Michael Katz

Dear Michael:

Get ready to yodel.

Congratulations! On behalf of Yahoo! Inc. (“Yahoo!” or the “Company”), I am pleased to offer you the position of VP II, Sales, reporting to Seth Dallaire working in New York, New York contingent on the closing of the acquisition of interclick, Inc. by Yahoo! as contemplated in that certain Agreement and Plan of Merger by and among Yahoo!, Insbruck Acquisition Corp., and interclick, Inc. This offer and any commencement of employment is contingent on your concurrent or prior execution of the Acknowledgement and Waiver Agreement provided to you by interclick, Inc. and such agreement remaining effective through the closing of the acquisition.

At the outset of your Yahoo! employment, your base salary will be $33,333.33 per month ($400,000.00 annually), less applicable taxes, deductions, and withholdings. Like all Yahoo! employees, your compensation plan is subject to review and may be adjusted from time to time. However, it is Yahoo!’s intention that you will receive a total compensation package with an annual target value of $640,000.00, an amount that includes applicable incentive plan payments. Yahoo!’s regularly scheduled pay days are currently on the 10th and 25th of every month.

As one of the world’s leading global Internet brands and one of the most trafficked Internet destinations worldwide, Yahoo! Inc. is committed to being the center of people’s online lives. We enable our users to get more out of life by bringing them a more personal Internet experience that empowers them to do more with the Web. We couldn’t achieve this unless we had the best and brightest minds dedicated to the task-- we truly believe that everything Yahoo! stands for, and everything it can be, starts with our employees.

The good stuff just doesn’t stop around here.

Benefits.    A significant part of your total compensation at Yahoo! is derived from the benefits that Yahoo! provides. Yahoo! provides a very competitive benefits package for its eligible full- and part-time employees. Eligible Yahoos may participate in Yahoo!’s health insurance benefits (medical, dental and vision), life insurance, short term and long term disability, the Employee Stock Purchase Plan, 401(k) Plan, and Yahoo!’s Flexible Spending Plan (Healthcare Reimbursement Account and/or Dependent Care Reimbursement Account). Yahoos working less than 40 hours per week may not be eligible for all benefit programs or certain benefits may be provided on a pro-rated basis. Please refer to benefit plan documents for eligibility. Of course, Yahoo! may change its benefits at any time. Prior to New Hire Orientation, you will be provided a website address and logon instructions to access detailed information about Yahoo! benefits programs, including the plan documents.

Paid Time Off.    For purposes of Paid Time Off, you will receive service credit for time worked at interclick, Inc. You will accrue vacation at a rate of twenty (20) days at Yahoo! Thereafter, you will accrue vacation at the regular Yahoo! vacation accrual rate based on your years of service. Vacation is accrued based on hours worked, therefore Yahoos who work a part-time schedule accrue vacation on a pro-rata basis. In addition, Yahoo! currently provides eligible employees with fourteen (14) paid holidays each year.

Severance.    In the event that your employment with Yahoo! is terminated by Yahoo! without Cause1 or you resign for Good Reason2, you will be eligible for a severance payment equal to four months of your annual base salary, less applicable taxes,

1 For purposes of this letter, “Cause” shall mean termination of your employment by the Company based upon the Company’s good faith belief that one or more of the following has occurred: (1) your material neglect or material failure to perform your job duties and responsibilities, (2) your failure or refusal to comply in any material respect with lawful Company policies or directives, (3) your material breach of any contract or agreement between you and the Company (including but not limited to this letter and the Employee Confidentiality and Assignment of Inventions Agreement between you and Yahoo!), or your deductions, and withholdings. Any severance payment would be strictly conditioned on you signing a full release of any and all claims against Yahoo! in an agreement form acceptable to Yahoo! promptly after the termination of your employment and you not revoking such release agreement pursuant to any revocation rights afforded by applicable law.

We interrupt this fantastic offer letter with a word from our lawyers:

Proprietary Agreement and No Conflict with Prior Agreements.    As an employee of Yahoo!, it is likely that you will become knowledgeable about confidential and/or proprietary information related to the operations, products and services of Yahoo! and its clients. Similarly, you may have confidential or proprietary information from prior employers that should not be used or disclosed to anyone at Yahoo!. Therefore, Yahoo! requires that you read, complete, and sign the enclosed Employee Confidentiality and Assignment of Inventions Agreement (“Proprietary Agreement”) and the Proprietary Information Obligations Checklist and return it to Yahoo! prior to your Employment Start Date. In addition, Yahoo! requires that you comply with any existing and/or continuing contractual obligations that you may have with your former employers. By signing this offer letter, you represent that your employment with Yahoo! shall not breach any agreement you have with any third party.

Employment At-Will.    Please understand that this letter does not constitute a contract of employment for any specific period of time, but will create an employment at-will relationship that may be terminated at any time by you or Yahoo!, with or without cause and with or without advance notice. The at-will nature of the employment relationship may not be modified or amended except by written agreement signed by Yahoo!’s Chief Human Resources Officer and you.

Code of Ethics and Yahoo! Policies.    Yahoo! is committed to creating a positive work environment and conducting business ethically. As an employee of Yahoo!, you will be expected to abide by the Company’s policies and procedures including, but not limited to, Yahoo!’s Guide2Working@Y! and Yahoo!’s Code of Ethics. Yahoo! requests that you review, sign and bring with you on your Employment Start Date, the enclosed Code of Ethics Acknowledgment Form.

Entire Agreement/Supersedes Former interclick, Inc. Agreement.    This offer letter and the referenced documents and agreements constitute the entire agreement between you and Yahoo! with respect to the subject material breach of any statutory duty, fiduciary duty or any other obligation that you owe to the Company, (4) your commission of an act of fraud, theft, embezzlement or other unlawful act against the Company or involving its property or assets or your engaging in unprofessional, unethical or other intentional acts that materially discredit the Company or are materially detrimental to the reputation, character or standing of the Company, or (5) your indictment or conviction or nolo contendere or guilty plea with respect to any felony or crime of moral turpitude.

[2]

For purposes of this letter, “Good Reason” shall be deemed to exist only if the Company shall fail to correct within 30 days after receipt of written notice from you specifying in reasonable detail the reasons you believe one of the following events or conditions has occurred (provided such notice is delivered by you no later than 30 days after the initial existence of the occurrence): (1) a material diminution of your then current base salary (other than reductions that also affect other similarly situated employees) without your prior written agreement, (2) the material diminution of your authority, duties or responsibilities as an employee of Yahoo! without your prior written agreement (except that change in title or assignment to a new supervisor by itself shall not constitute Good Reason), or (3) the relocation of your primary business location for your employment with Yahoo! to a location other than one situated in New York, without your prior written agreement, provided that in all events the termination of your service with Yahoo! shall not be treated as a termination for “Good Reason” unless such termination occurs not more than six months following the initial existence of the occurrence of the event or condition claimed to constitute “Good Reason. “Good Reason” shall not be deemed to exist if the events that would otherwise constitute “Good Reason” are prompted by the occurrence of any event constituting “Cause” as defined in this Agreement.

matter hereof and supersede any and all prior or contemporaneous oral or written representations, understandings, agreements or communications between you and Yahoo! concerning those subject matters. Moreover, you acknowledge and agree that upon the closing of the Transaction, this offer letter will replace and supersede any prior offer letters or similar agreements between you and interclick, Inc. and that any such offer letters or similar agreements with interclick, Inc. will no longer be of any force or effect.

Work Authorization/Visa.    If you are in need of a work authorization, please let our Staffing Coordinator know at the time that you accept this offer. Please note that the number of employment visas available each year is limited by the U.S. government. In the event that your request for or extension of an employment visa is denied or an employment visa cannot be obtained within a reasonable amount of time (as determined by Yahoo!, in its sole discretion), Yahoo! reserves the right to withdraw or suspend this offer and/or your employment may be terminated (or if your employment has not begun, you may not become employed by Yahoo!). In the event that Yahoo! has agreed to sponsor you for an employment visa, Yahoo! will cover all expenses associated with the visa application process.

Eligibility to Work in the United States.    In order for Yahoo! to comply with United States law, we ask that on your Employment Start Date you bring to Yahoo! appropriate documentation to verify your authorization to work in the United States. Yahoo! may not employ anyone who cannot provide documentation showing that they are legally authorized to work in the United States.

Foreign National Export License.    Before releasing certain export-controlled technology and software to you during your employment at Yahoo!, Yahoo! may be required to obtain an export license in accordance with United States law. Yahoo! will inform you if an export license is needed. If an export license is required, then this offer of employment and/or your continued employment (if applicable) with Yahoo! is contingent upon receipt of the export license or authorization, and Yahoo! will have no obligation to employ you or provide you with any compensation or benefits until the export license or authorization is secured.

Background Check.    Please understand that this offer is contingent upon the successful completion of your background check.

Accepting this Offer.    We’re really excited to have you on our team and can’t wait to receive your acceptance. This offer is contingent on you starting employment at Yahoo! the day after close of the acquisition.

To accept this offer, please:

1.	Sign this letter in the space provided, then scan and email it to Melina Leyco at leycom@yahoo-inc.com. A second copy has been provided for your records.

2.	Hold onto all other new hire documents. Further instructions will be provided after your acceptance is received.

We can’t wait to start working with you and hope that you’ll find working at Yahoo! one of the most rewarding experiences of your life, both professionally and personally.

Start practicing your yodel!

/s/ Melina Leyco
Melina Leyco HR Senior Manager, Mergers & Acquisitions

I accept this offer of employment with Yahoo! Inc. and agree to the terms and conditions outlined in this letter.

/s/ Michael Katz	10/31/11
Signature	Date

Michael Katz
Michael Katz	Planned Employment Start Date
(Contingent upon completion of a satisfactory background check.)

Enclosures

Cc: HR file